UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019.

Commission File Number: 001-35755

DELTA TECHNOLOGY HOLDINGS LIMITED
(Exact name of registrant as specified in its charter)

16 Kaifa Avenue Danyang, Jiangsu, China 212300
(Address of principal executive offices)

+86 511-8673-3102

 (Issuer’s telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Name and Ticker Symbol Change

On February 8, 2019, Delta Technology Holdings Limited (the “Company”) received the stamped Certificate of Change of Name from the British Virgin Islands Registrar of Corporate Affairs dated February 4, 2019 pursuant to which the Company’s name has been changed to “Urban Tea, Inc.” (the “Name Change”).

In addition to the Name Change, the Company anticipates to effectuate a change of its ticker symbol from “DELT” to “MYT,” (the “Symbol Change”) on February 14, 2019.

The Company has submitted the requisite documents and other information to the NASDAQ Listing Center to process the Name Change and the Symbol Change. As a result of the Name Change and Symbol Change, the Company’s CUSIP number will be changed to G9396G100.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 13, 2019	DELTA TECHNOLOGY HOLDINGS LIMITED

	By:	/s/ Long Yi
	Name:	Long Yi
	Title:	Chief Executive Officer

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